NO ACT

PE
2-10-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005997

March 24, 2011

John T. McKenna
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-24-11

Re: PetSmart, Inc.
Incoming letter dated February 10, 2011

Dear Mr. McKenna:

This is in response to your letter dated February 10, 2011 concerning the shareholder proposal submitted to PetSmart by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated February 22, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

March 24, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PetSmart, Inc.
Incoming letter dated February 10, 2011.

The proposal requests the board require its suppliers to certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents.

There appears to be some basis for your view that PetSmart may exclude the proposal under rule 14a-8(i)(7), as relating to PetSmart's ordinary business operations. In this regard, we note that the proposal calls for a requirement that suppliers certify that they have not violated certain laws that contain provisions regarding the humane treatment of animals. Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." Accordingly, we will not recommend enforcement action to the Commission if PetSmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PetSmart relies.

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549

Via e-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2011 Proxy Statement of PetSmart, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 10, 2011, submitted to the Staff by PetSmart, Inc. ("PetSmart" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rules 14a-8(i)(10), 14a-8(i)(7), 14a-8(i)(5), and 14a-8(i)(3).

For the reasons that follow, PETA requests that the Staff recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Has Not Been Substantially Implemented.

As the Staff noted in *Texaco, Inc.* (avail. March 28, 1991), "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." In this case, PetSmart's policy of requiring its live-animal suppliers to execute a "Vet Assured Confirmation Form" does not compare favorably with the shareholder proposal. The Company's obtaining certifications from suppliers that they have read the PetSmart handbook is meaningless. The handbook is not law. The laws are the Animal Welfare Act, the Lacey Act, and state law equivalents with civil and criminal penalties. To equate the two is to conflate the issue.

Nor does the Company's announced audits of live animal suppliers "with one to two weeks notice" do anything other than give the supplier ample time to put on a dog and pony show. Even the "surprise" audits, with "one to two day notice as needed" are hardly a surprise. (No Action Ltr. p. 6.)

The proposal is asking that PetSmart's live-animal suppliers certify that they have not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents." The facts are that PetSmart purchased animals from Sun Pet Ltd. and indirectly from U.S. Global Exotics. Both of those facilities were in violation of the federal and state laws designed to protect the animals. And PetSmart purchased live animals directly and through its "primary vendors"



PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org



AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS from both facilities.[1] In short, PetSmart's "Vet Assured Confirmation Form" was inadequate in terms of ensuring the proper treatment of animals in the care of PetSmart's live animal suppliers.

The Staff's previous decision in *DeVry Inc.* (avail. Sept. 25, 2009) is on all fours with the application under review. In *DeVry,* the shareholder proposal sought the enactment of a policy prohibiting all medically unnecessary surgeries in the teaching program at Ross University School of Veterinary Medicine (which was owned by DeVry). Most of the veterinary schools in the U.S. have abandoned the use of animals in medically unnecessary surgeries.

DeVry responded with the same arguments that PetSmart advances; namely that the resolution involved ordinary business, was false and misleading, and had been substantially implemented. The Staff declined to concur with *DeVry* on any of its arguments.

With respect to the substantially implemented argument, *DeVry* contended that it had an Institutional Animal Care and Use Committee ("IACUC") in place to review all procedures that involved the use of live animals, and that was sufficient to constitute substantial implementation of the resolution. The Staff rejected the argument and issued a non-concurrence.

So for the Company to take the position that its "Vet Assured Confirmation Form" is the substantial equivalent of certifying to compliance with federal and state statutes is similar to *DeVry's* position. It is analogous to arguing that having your car inspected and certified annually by the Department of Motor Vehicles is substantially implemented by signing a form certifying to compliance with the manufacturer's recommended maintenance schedule. They are not substantially the same, much as PetSmart's argument is not substantially meritorious.

II. The Proposal Does Not Involve Ordinary Business Under Rule 14a-8(i)(7).

The proposal requests "the Board of Directors to require that its suppliers certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents." PetSmart asserts that the proposal falls within the ambit of ordinary business under Rule 14a-8(i)(7), and should be excluded.

The Company argues that there is precedent for omitting "a proposal that interferes with a company's business relationship with suppliers ...." Although PetSmart impliedly concedes that the proposal "involves a significant social policy issue" it persists that that social policy issue is trumped by the ordinary business concern of selecting suppliers. (No Action Ltr., p. 6.)

The proposal does not interfere with the Company's ability to select suppliers. It merely asks that live-animal suppliers certify that they have complied with the laws protecting the welfare of those animals whom they purchase, house, transport, and sell. It would hardly seem onerous for PetSmart to include the requested certification as part of the "Vet Assured Confirmation Form" it professes to already require of its suppliers.

PETA's proposal goes beyond ordinary business concerns, as even PetSmart cannot avoid acknowledging. As the Staff has consistently recognized, a resolution that focuses on "sufficiently

[1] PetSmart's No Action Letter, pages 3 and 14: "[A] small number of the Company's primary vendors had limited dealings with U.S. Global Exotics." That means that PetSmart received live-animals from U.S. Global Exotics.

significant social policy issues ... generally would not be considered to be excludable, because the [proposal] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 40018 (May 21, 1998). As noted in Staff Legal Bulletin No. 14A (July 12, 2002),

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters." [Citing to *Transamerica Corporation* (Jan 10, 1990) and *Aetna Life and Casualty Company* (Feb. 13, 1992)]

The proposal under review has as its essence important public policy issues relating to animal welfare and the cessation of procuring sentient animals from those who have violated state and/or federal laws. These are issues with important ethical implications and are matters that have invoked widespread public concern.

The proposal under review is similar to those reviewed in *3M Co.* (avail. Feb. 22, 2005), *Wyeth* (avail. Feb. 4, 2004), *Wendy's Int'l* (avail Feb. 8, 2005), *Hormel Foods Corp.* (avail. Nov. 10, 2005), *Woolworth Corp.* (avail. April 11, 1991)—each was fundamentally concerned with improving animal welfare and eliminating animal abuse, pain, and suffering. Those are precisely the public policy objectives that the resolution encourages the Board to attain in order to ensure that the animals it purchases are properly protected from cruelty.

Most recently in *DeVry Inc.*, (avail. Sept. 25, 2009) referenced above, the Staff declined to concur with the company's ordinary business argument. Specifically, the Staff observed as follows:

> We are unable to concur in your view that DeVry may exclude the proposal under rule 14a-8-(i)(7). In arriving at this position, we note that the proposal relates to the significant policy issue of the humane treatment of animals. Accordingly, we do not believe that DeVry may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Based on the foregoing precedents and the important public policy issue of the humane treatment of animals which is at the heart of the resolution, the Staff should reject PetSmart's ordinary business claim.

III. The Proposal Is Not Excludable Under Rule 14a-8(i)(5).

PETA incorporates by reference the significant public policy exception set forth above with respect to the humane treatment of animals.

Additionally, although PetSmart claims that animal sales account for less than five percent of PetSmart's total revenue, live-animal sales and the presence of live animals in stores are considered by the pet industry to be instrumental in boosting the sales of lucrative products including pet food, pet supplies and accessories, pet services, and pet luxury items. Former PETCO CEO Brian Devine asserted that "you sell five times as much of the hard goods as you do without the live stock." (*California CEO*, January 1, 2002.) And PetSmart's Executive Chairman Philip L. Francis, referred to live animal sales as the "theater of live pets," as a draw to PetSmart stores (Goldman Sachs Retail Conference, September 15, 2010). In short, the sale of live animals is intricately intertwined with and cannot be separated from the sale of PetSmart products at large.

By drawing in store traffic and committing customers to years of supply and service needs, the financial implications of the sale of animals extend far beyond the purchase price and obviously have a significant impact on all other portions of the business. Accordingly, exclusion under Rule 14a-8(i)(5) fails because "the proposal is more than ethically or socially 'significant in the abstract.'" (No Action Ltr. p. 12; citation omitted.)

IV. The Proposal Contains Neither Materially False Nor Misleading Statements.

Staff Legal Bulletin No. 14B (Sept. 15, 2004) addresses specifically the scope and application of Rule 14a-8(i)(3)'s prohibitions against false and misleading proposals. Staff Legal Bulletin No. 14B recounts the Staff's history of dealing with Rule 14a-8(i)(3) challenges. Initially, under SLB No. 14, the Staff's position allowed a shareholder to revise a resolution to correct minor defects under the Rule. As noted in SLB No. 14B, that practice produced undesirable effects.

> Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety.
>
> . . .
>
> Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. (SLB No. 14B)

The Staff went on the detail those circumstances in which supporting statements cannot be omitted. Those include objections to the following: i) factual assertions that are not supported; ii) factual assertions that are disputed; iii) factual assertions that may be interpreted unfavorably to the company; or iv) statements that represent the opinion of the proponent or a referenced source, but not identified as such.

Staff Legal Bulletin No. 14B concludes with the following declaration: "We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements in opposition."

PETA can and will (if invited to do so), support with documented evidence every fact asserted in its Supporting Statement. However, PETA sees no reason to consume the Staff's time and resources on this point when the SEC's position has been clearly articulated.

Conclusion

For the foregoing reasons, we respectfully request that the Staff advise PetSmart that it will recommend enforcement action if the company fails to include PETA's proposal in its 2011 Proxy Statement. Please feel free to contact me if you have any questions or require further information. I can be reached directly at 202-641-0999 or shall3450@gmail.com.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: John T. McKenna, Esq. (via e-mail: jmckenna@cooley.com)



John T. McKenna
(650) 843-5059
jmckenna@cooley.com

February 10, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EMAIL: *shareholderproposals@sec.gov*

**Re: PetSmart, Inc. (File No. 000-21888)
Stockholder Proposal from People for the Ethical Treatment of Animals**

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PetSmart, Inc. (the "***Company***"), to omit from its proxy statement and form of proxy for the Company's 2011 Annual Meeting of Stockholders (collectively, the "***2011 Proxy Materials***") a stockholder proposal and statements in support thereof (collectively the "***Proposal***") received from People for the Ethical Treatment of Animals (the "***Proponent***"). The Proposal requests the Board of Directors to "require that its suppliers certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents." The Proposal is attached hereto as **Exhibit A**.

This is the fifth stockholder proposal submitted by the Proponent to the Company since 2006. Prior proposals submitted by the Proponent include:

- *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal to prepare report regarding ending the sale of birds excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations (i.e., sale of particular goods));
- *PetSmart, Inc.* (avail. Mar. 28, 2008) (proposal to implement pet care policies excludable under Rule 14a-8(i)(10) as the proposal had already been substantially implemented by the Company);
- *PetSmart, Inc.* (avail. Apr. 8, 2009) (proposal to produce a report by December 2009 on the feasibility of PetSmart phasing out the sale of live animals by 2014 excludable under 14a-8(i)(7) as relating to Company's ordinary business operations (i.e., sale of particular goods)); and



- *PetSmart, Inc.* (avail. Apr. 12, 2010) (proposal to require suppliers to bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law excludable under rule 14a-8(i)(3), as vague and undefinitive)).

On behalf of our client, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "***Commission***") of the Company's intention to omit the Proposal from its 2011 Proxy Materials on any one or all of the bases set forth below, and we respectfully request the staff of the Commission (the "***Staff***") to concur in our view that:

- The Proposal is excludable under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;

- The Proposal is excludable under Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations;

- The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business; and

- The Proposal is excludable under Rule 14a-8(i)(3), because it contains materially false or misleading statements.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2011 Proxy Materials. The Company intends to file its definitive 2011 Proxy Materials on or about May 3, 2011. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive materials and form of proxy with the Commission. Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

OPENING STATEMENT

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers and selecting the type of products, including certain small animals, and services to be offered at its retail stores. The Company sells small animals such as birds, small rodents, reptiles and fish. Rather than engaging in the sale of dogs and cats, the Company has instead focused its efforts in working with local organizations to facilitate the adoption of dogs and cats.

The Company is dedicated to the proper and loving treatment of the animals in its care and that of its suppliers. Since 1997, the Company's Vet Assured program has provided a comprehensive veterinarian developed and supervised care program that includes standards for, and the monitoring of, the breeding, care and transportation practices and policies of the



Company's pet suppliers, the conduct of examinations by trained associates of all pets before they are offered for sale, and the expert care of pets while in the Company's pet stores. The Company's operating policies and procedures also include care guides to ensure pets are provided proper diets and environmental conditions. The Company works diligently to care for the animals in its stores and considers pet care fundamental to its corporate mission. All managers are annually asked to sign an acknowledgement regarding pet care and safety in the Company's pet superstores. The Company routinely reviews and revises its pet care policies and procedures. The Company also offers a toll free telephone number for customers to use and investigates all reports involving the mistreatment of pets in accordance with its policies and procedures.

As stated in the Company's Code of Ethics & Business Conduct, "Caring for pets is fundamental to who we are, and each of us is responsible to meet and maintain our high standards for humane pet care and treatment. PetSmart believes it is unacceptable for even one pet, in even one PetSmart store, to receive the wrong kind of care or inadequate care."

In addition, since it was founded by the Company in 1994, PetSmart Charities, Inc. ("***PetSmart Charities***") has donated over $110 million to animal welfare agencies. PetSmart Charities has won multiple four-star ratings (the highest) from Charity Navigators. Even the Proponent's own prior statements contradict its inference the Company is not a leader in animal care. In its previous stockholder proposal for submission in the Company's 2006 proxy statement, the Proponent commended the Company for being "a humane industry leader."

The Proponent has focused its supporting statement on an undercover investigation conducted by the Proponent at U.S. Global Exotics of Arlington, Texas in 2009, which as discussed in Section IV hereof contains many materially false, misleading and inflammatory statements in violation of the Commission's proxy rules. The Company respectfully advises the Staff that it does not have any direct dealings with U.S. Global Exotics and has not purchased any live animals from U.S. Global Exotics. However, a small number of the Company's primary vendors had limited dealings with U.S. Global Exotics. Based upon published news reports the Company understands that U.S. Global Exotics has been closed since government authorities confiscated all the animals at U.S. Global Exotics on December 15, 2009. PetSmart Charities provided a financial grant of $10,000 to the Texas SPCA to help defray expenses associated with the rescue and care of these unfortunate animals and reptiles.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Already Substantially Implemented the Proposal.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(10) because the Proposal has already substantially been implemented. The test for whether a stockholder proposal may be omitted pursuant to Rule 14a-8(i)(10) is whether the issuer has "substantially implemented" the action requested.



In its 1983 release, the Commission specifically addresses the issue of the excludability under Rule 14a-8(i)(10) of proposals that had been rendered moot to allow exclusion of proposals that have been "substantially implemented by the issuer." *See* Commission Release No. 34-20091 (Aug. 16, 1983). The Proposal asks the Company's suppliers to certify that "they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents." For purposes of the discussion in this section, we have assumed that the Proposal is directed toward "live animal suppliers" and not all suppliers. As explained more fully below, the Company already has implemented a much broader certification process with its live animal suppliers, including suppliers of cold-blooded animals which the Animal Welfare Act does not cover.

Consistent with the Staff's position taken in *PPG Industries, Inc.* (avail. January 19, 2004) (proposal requesting that the company's board issue a policy statement publicly committing to use *in vitro* tests for assessing adverse skin-related side effects of testing on animals and commit to eliminating product testing on animals in favor of *in vitro* alternatives) and *Woolworth Corporation* (avail. April 11, 1991) (proposal requesting that the company's board form a committee to investigate the treatment of animals in the pet departments of the company's stores), the Company believes the Proposal has been substantially implemented because the Company *already requires* that all new live animal suppliers execute and deliver a "Vet Assured Confirmation Form" indicating that they have received and read the PetSmart *Vet Assured Handbook* (the "***Handbook***"). In addition, the Company requires an annual re-certification by each live animal supplier. The Vet Assured Confirmation Form is required to be executed by both the live animal supplier and the live animal supplier's veterinarian.

By way of background, the breeding, care and transportation of live animals for commercial sale is regulated by United States Department of Agriculture ("***USDA***") regulations, as well as various state laws and regulations. The Company believes over the past few years it has significantly upgraded the standards to which its live animal suppliers are required to adhere, to levels in excess of the USDA regulations. The Handbook is an extensive document provided to each supplier of live animals covering animal welfare standards, qualifications and testing, details of the Company's "Vet Assured Program", the care and handling of live animals, and a confirmation form. Specifically, the Handbook states:

> "PetSmart requires that all pet vendors be licensed with the USDA unless exempt from licensing. Those that are exempt should still conform to the same standards of animal care covering humane handling, housing, space, feeding and watering, sanitation, ventilation, shelter from extremes of weather, adequate veterinary care, separation of animals by type, transportation, and handling in transit. **In addition, it is the responsibility of our vendors to ensure that animal care, done either by them or a subcontracted facility, adheres to USDA standards** (*emphasis added*). PetSmart vendors are responsible for providing proof of their current USDA inspection for their facility as well as their subcontractors (if applicable) both at the time of a facility audit and during each renewal. While USDA licensing and standards are required as a minimum, there shall be additional recommendations that PetSmart endorses as well to enhance the animals' health, well-being and suitability as pets.



All vendors are required to have a staff or consulting veterinarian, as outlined in the USDA Animal Welfare Act, Subpart D – Attending Veterinarian and Adequate Veterinary Care. This requires that each pet dealer has an attending veterinarian under formal arrangements, which should include a written program of veterinary care and regularly scheduled visits to the premises of the dealer. This requirement should be met even by vendors that are exempt from USDA licensing."

"Vendors should contact the USDA for copies of the Animal Welfare Act, and for licensing guidelines. This information can be obtained from the USDA Animal Welfare website at: *www.aphis.usda.gov/animal_welfare/index.shtml* and *http://www.aphis.usda.gov/animal_welfare/publications_and_reports.shtml*."

In addition, the Handbook states:

"PetSmart may, from time to time, provide specifications to our vendors. These specifications are PetSmart's minimum recommendations for compliance with industry practices and to satisfy PetSmart customer expectations, pursuant to the Master Vendor Agreement between the vendor and PetSmart. IT IS THE VENDORS' ULTIMATE RESPONSIBILITY TO ENSURE THAT ALL SPECIFICATIONS COMPLY WITH APPLICABLE FEDERAL, STATE, LOCAL AND INTERNATIONAL LAWS AND REGULATIONS, INCLUDING BUT NOT LIMITED TO THOSE DEALING WITH CUSTOMS, AND INTERSTATE/INTRASTATE SHIPPING OF LIVE ANIMALS."

PPG and *Woolworth* both involved proposals regarding animal welfare and as such are analogous to the Proposal. In addition, the Company directs the Commission to *Intel Corporation* (avail. Mar. 11, 2003) (proposal requesting that compensation plans be submitted to stockholder vote), *Archon Corporation* (avail. Mar. 10, 2003) (proposal requesting the board consider a preferred stock repurchase program) and *E.I. du Pont de Nemours and Company* (avail. February 18, 2003) (proposal regarding nominations to the board of directors) as well as *PetSmart, Inc.* (avail. Mar. 28, 2008) (proposal to implement pet care policies) in which the Staff's position was to grant each issuer's request for no-action on the basis of substantial implementation of the proposal.

As the Handbook specifically references the Animal Welfare Act and instructs suppliers that it is their "responsibility to ensure that all specifications comply with applicable federal, state local and international laws and regulations, including but not limited to those dealing with customs, and interstate/intrastate shipping of live animals" and the Company receives confirmations from its suppliers that they have received and read the Handbook, the Company respectfully submits that it has already substantially implemented the Proposal.

Furthermore, the Proposal does not indicate how often the Board should obtain the proposed certifications. After receiving initial confirmation that each supplier is aware of its obligations under all relevant laws and regulations regarding the treatment of live animals, the Company conducts audits of all its live animal suppliers at least once per year. Such audits are



generally announced to the live animal supplier with one to two week notice to allow for orderly planning from a Company perspective. The Company can and does conduct "surprise" visits with one to two day notice as needed. The Company evaluates the operations of each live animal supplier utilizing a "Pet Supplier Audit Form" which includes over 50 evaluation criteria including: facility conditions, pet care standards, compliance with the "Vet Assured Program" and shipping. Specifically, the Company documents whether the vendor is in compliance with its most recent USDA inspection. According to the USDA's website "The Animal and Plant Health Inspection Service [APHI] is a multi-faceted Agency with a broad mission area that includes protecting and promoting U.S. agricultural health, regulating genetically engineered organisms, ***administering the Animal Welfare Act*** (emphasis added) and carrying out wildlife damage management activities." In this manner, the Company ensures that any issues identified by the APHI are also brought to the attention of the Company. The Company respectfully advises the Staff that not all suppliers are required to be licensed by the USDA; however, the Company has, as noted above, advised its suppliers that nonetheless animal care must comply with USDA standards at a minimum.

For the reasons stated above the Company believes it has already substantially implemented the proposal and therefore the Proposal is excludable.

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because it encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal requests that "the Board of Directors require that [the Company's] suppliers certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents." To be clear, the Proposal seeks to have the Company create and enforce a policy relating to information from suppliers. The Company purchases small animals from a variety of suppliers who in turn purchase such small animals from a variety of distributors and other third-parties. As more fully explained below, there is strong precedent that a stockholder proposal that interferes with a company's business relationship with suppliers may be properly omitted from proxy materials for interfering with a company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Commission Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"). The *1998 Release* further states two central considerations underlie this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" they are not proper subjects for shareholder proposals. Examples of such tasks cited by the Commission were "management of workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the ***retention of suppliers***." See *1998 Release* (emphasis added). The second policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too



deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal directly affects the Company's ordinary business operations and "micro-manages" the Company's business functions by enabling shareholder control over the selection of, and relationship with, suppliers. The discretionary authority to select suppliers, even if they are not in compliance for some reason with a particular law, should reside with the Company's management, not its shareholders. The Proposal infringes on the Board's and management's ability to control the day-to-day operations of the Company and thus the Proposal is excludable as ordinary business.

A. The Proposal Would Effectively Require the Company to Bar its Suppliers Who are Found to have Violated Certain Laws, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers. The ability to make decisions as to the Company's "retention of suppliers" requires business judgment regarding allocation of corporate resources and thus is an example of an ordinary business matter so "fundamental to management's ability to run a company on a day-to-day basis" that it should not be subject to direct shareholder oversight. See *1998 Release*. The Company's management is better equipped than its shareholders, who meet only once each year, to deal with these complex decisions and relationships.

The Staff has consistently taken the position that shareholder proposals regarding the selection of suppliers may be omitted from the issuer's proxy materials pursuant to Rule 14a-8(i)(7) because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See Release No. 34-12999 (November 22, 1976). In *Wal-Mart Stores, Inc.* (April 10, 1991) ("***Wal-Mart II***"), the Staff granted no-action relief with respect to a proposal requesting a report on the company's efforts to give purchasing preference to suppliers owned by minority and female-owned businesses. In *Wal-Mart Stores, Inc.* (avail. March 15, 1999) ("***Wal-Mart I***"), *Kmart Corporation* (avail. March 12, 1999) ("***Kmart***") and *The Warnaco Group, Inc.* (avail. March 12, 1999) ("***Warnaco***") the Staff found excludable proposals requesting reports on the companies' actions to ensure they do not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable by the Staff. Similarly, in *Xerox Corp.* (avail. Feb. 29, 1996) and *Nike, Inc.* (avail. July 10, 1997) the Staff allowed the omission of shareholder proposals relating to a report to shareholders on adherence to human rights and labor practices by major overseas suppliers, affiliates and subsidiaries and implementation of compliance mechanisms such as certification, inspection and/or monitoring processes. Similar attempts to exert influence over purchasing decisions have also been found to be excludable. In *Hormel Foods Corp.* (avail. November 19, 2002) and *Seaboard Corporation* (avail. March 3, 2002) the Staff granted no-action relief and held that a proposal requesting a report on the use of antibiotics by meat suppliers was excludable as an ordinary business matter.



The Proposal is a more serious intrusion into management's right to control the retention of suppliers than the above proposals as rather than simply seeking reports on supplier practices, the Proposal seeks to have the Company require its suppliers to certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents. The Proposal, like the above proposals, seeks to influence a company's management through specifying a purchasing preference for particular suppliers based on unique characteristics of the suppliers, namely those that have not violated certain laws.

The Company is aware of the Staff's position concerning the inclusion of stockholder proposals that have ethical or social significance. The Staff has found that some of the issues that raise a "significant social policy issue" include: (i) animal testing, *see 3M Co.* (avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004); and (ii) food safety and the inhumane killing of animals, *see Wendy's Int'l, Inc.* (avail. Feb. 8, 2005) and *Hormel Foods Corp.* (avail. Nov. 10, 2005).

It is important to note that the mere fact that the Proposal is tied to a social issue does not overcome the fact that the Proposal, as discussed above, deals with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to "micro-manage" the Company by probing too deeply into business decisions and relationships upon which shareholders are not equipped to render decisions. *See, e.g., Pfizer* (avail. Jan. 28, 2005) ("***Pfizer***") (proposal prohibiting the company from making donations which contribute to animal testing was excludable). Even if requiring the Company to certify its suppliers have not violated laws governing the treatment of animals is deemed to involve a significant social policy issue, the Proposal nevertheless is excludable with respect to the Company because it implicates the Company's ordinary business operations as they relate to the selection and retention of suppliers. In addition, the social policy issue identified by the Proponent is too far removed from the Company's control to be a proper focus of a proposal. As mentioned above, PetSmart's policy is to set high standards for and monitor the breeding, care and transportation practices and policies of its pet suppliers. Accordingly, the Company believes that the Proposal does not "transcend the day-to-day business matters" in the manner contemplated by the *1998 Release* and is properly excludable under Rule 14a-8(i)(7).

The Staff has consistently held that a proposal may be excludable in its entirety when it addresses both ordinary business matters and significant social policy issues. See, e.g., *Wal-Mart I, Kmart* and *Warnaco*. The Proposal, like the proposal in these lines of letters should be excludable pursuant to Rule 14a-8(i)(7) because the Proposal similarly relates to a social policy issue of clear significance, but also pertains to an overarching ordinary business matter. Just as the excludable proposal in *Wal-Mart I, Kmart* and *Warnaco* pertained to the human rights of the employees of the companies' suppliers (a significant social issue) and the retention of the companies' suppliers (an ordinary business matter), the Proposal concerns the humane treatment of animals (a significant social issue) and the retention of suppliers (an ordinary business matter). Consequently, like the proposal in *Wal-Mart I, Kmart* and *Warnaco*, the entire Proposal should be excludable.

In contrast, the Staff found in *Chipotle* (avail. February 20, 2008) ("***Chipotle***") that a proposal from the Proponent designed to encourage the Chipotle board of directors to give purchasing preference to food suppliers that use controlled-atmosphere killing was not



excludable. In essence, the Staff appears to have concluded that a proposal that implicates animal treatment issues by direct suppliers of a company's primary products may, in certain circumstances, not be excludable under Rule 14a-8(i)(7). However, the Proposal at hand is easily distinguishable from *Chipotle* and similar requests for no action, as it does not focus on a primary product of the Company. The Proposal seeks to address actions of suppliers and deals with the sale of live animals, which account for less than 5% of the Company's total assets and less than 5% of its net earnings and gross sales for its most recent fiscal year as discussed in Section III below. In addition, unlike *Chipotle*, which was framed in terms of "encouragement", the Proposal at hand is a "request" to the Company's board of directors to take action to have the Company certify that its suppliers have not violated certain laws.

Furthermore, the treatment of live animals held for sale as pets is governed by local, state and federal law, rule and regulation. Governmental authorities are charged with enforcing such laws, rules and regulations, not private industry participants. In addition, the Proposal seeks in an indirect manner to effect a bar on transactions with suppliers who are determined to have violated certain laws related to the treatment of animals. While, the Company obviously does not condone the actions of suppliers who violate the cited laws, the scope of these laws are fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping. The Company respectfully submits that it is the responsibility of local, state and federal law, rule and regulation, to provide such prohibitions, not the Company. To allow the inclusion of the Proposal at hand would serve as broad precedent that proposals requiring companies to obtain certifications from their suppliers as to certain matters, including compliance with certain laws, were the proper subject of stockholder proposal. The Company believes that this type of precedent would directly conflict with the *1998 Release*.

Decisions on the retention of suppliers form the basis of the daily and ordinary business operations of every company, not just PetSmart. PetSmart's selection and retention of its suppliers involve a number of fundamental considerations, including, but not limited to, ability to supply certain quantities of product, quality of products and/or services, competitive pricing, distribution, location, working conditions, and of course the ability to engage in lawful business transactions. These considerations are an integral part of the Company's daily ordinary business operations and are not matters which should be subject to direct shareholder oversight. The Proposal seeks to control the Company's selection of suppliers. To allow stockholders to dictate who the Company may retain as a supplier would substitute their opinion for the judgment of the directors. This judgment is precisely the type which Rule 14a-8(i)(7) is intended to address.

B. The Proposal Seeks to Micro-manage the Company.

The Staff has permitted the exclusion of proposals that seek to "micro-manage" a company. As expressly stated in the *1998 Release* and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. See *Pfizer*. Likewise, proposals which provide stockholders with the ability to second-guess management's decisions regarding ordinary business decisions, such as the selection and retention of suppliers, constitute an attempt to "micro-manage" a company. See



Wal-Mart I, Wal-Mart II, Kmart and *Warnaco*. Stockholder control over the selection of suppliers infringes on the board of directors and management by inhibiting their ability to engage in tasks fundamental to running a business.

C. The Proposal Seeks to Second-Guess the Company's Management in Requesting the Creation and Enforcement of a Supplier Policy and Thus is Excludable as Involving the Company's Ordinary Business Operations.

As expressly stated in the *1998 Release* and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. See, e.g., *Pfizer* (proposal requiring that the company make no more donations or contributions designed to promote animal testing deemed excludable). Likewise, proposals which potentially provide stockholders with an ability to second-guess management's decisions regarding ordinary business decisions constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. In the matter at hand, the Proposal requires the Board to require that its suppliers certify that they have not violated certain laws. Not only would the plan address the Company's general business strategies and operations which are generally excluded, see *General Electric Co.* (avail. Jan. 7, 2005) (proposal requiring the board of directors of the company to review certain management was excludable) and *General Electric Co.* (avail. Feb. 3, 2005) (proposal relating to the elimination of jobs and relocation of jobs to offshore was excludable), but the Proposal would also offer stockholders of the Company an opportunity to second-guess the decisions of the Company's management if the Company elected to retain a supplier that had violated one of the enumerated laws. As discussed more fully below, the Proposal requests a course of action that would avoid an alleged risk to the Company's reputation regarding its selection and retention of suppliers. Even though the Company's stockholders are not expressly given the right to evaluate the risk, by using the argument of potential risk to stockholders in its supporting statement by referencing "irresponsible" behavior, the Proposal invites stockholders to second-guess management in decisions about the Company's ordinary business operations. On that basis it may be excluded.

D. The Supporting Statement Implies the Company has Failed to Be a Leader in Protecting and Ensuring the Proper Care and Treatment of the Animals it Sells and that such Failure Puts the Company and its Stockholders at Risk, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

Proposals which pertain to the evaluation of risk have been found to involve a company's ordinary business operations, and are thus properly omitted pursuant to Rule 14a-8(i)(7). The Proponent believes PetSmart's selection of suppliers runs contrary to its "stated goals", implicating in an indirect manner potential damage to the reputation of the Company. Nonetheless, the evaluation of risks related to damage to reputation is a fundamental part of ordinary business operations, and is best left to management and the Board. *See, e.g., Newmont Mining Corp.* (avail. Feb. 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities



excludable on the basis that it pertained to the "evaluation of risk"). *See also, Weatherford International Ltd.* (avail. Feb. 25, 2005) (proposal for the disclosure of the impact of a past reincorporation of the company excludable as an evaluation of items relating to its ordinary business operations); *Dow Chemical Co.* (avail. Feb. 13, 2004) (proposal requesting a report on certain toxic substances excluded as relating to the "evaluation of risks and liabilities"); *American Int'l Group, Inc.* (avail. Feb. 19, 2004) (proposal to review the effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy excludable as relating to an "evaluation of risks and benefits"). The Company already addresses the risk associated with the sale of live animals. As noted in the Company's Annual Report on Form 10-K for the year ended January 31, 2010:

> ***"A determination that we are in violation of any contractual obligations or government regulations could result in a disruption to our operations and could impact our financial results.***
>
> We are subject to various contractual obligations with third-party providers and federal, state, provincial and local laws and regulations governing, among other things: our relationships with employees, including minimum wage requirements, overtime, terms and conditions of employment, working conditions and citizenship requirements; veterinary practices, or the operation of veterinary hospitals in retail stores, that may impact our ability to operate veterinary hospitals in certain facilities; the transportation, handling and sale of small pets; the generation, handling, storage, transportation and disposal of waste and biohazardous materials; the distribution, import/export and sale of products; providing services to our customers; contracted services with various third-party providers; credit and debit card processing; the handling, security, protection and use of customer and associate information; and the licensing and certification of services.
>
> We seek to structure our operations to comply with all applicable federal, state, provincial and local laws and regulations of each jurisdiction in which we operate. Given varying and uncertain interpretations of these laws and regulations and the fact that the laws and regulations are enforced by the courts and by regulatory authorities with broad discretion, we can make no assurances that we would be found to be in compliance in all jurisdictions. We also could be subject to costs, including fines, penalties or sanctions and third-party claims as a result of violations of, or liabilities under, the above referenced contracts, laws and regulations."

Since the Proposal requires the creation of a policy and, in part, focuses on a supposed risk to the Company's reputation, it involves the Company's ordinary business operations and thus is excludable.



III. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of the Company's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the omission of a proposal which relates to operations which account for less than 5% of a company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to a company's business.

The Proposal purportedly involves requiring live animal suppliers to certify that they have not violated certain laws. The Company's operations involving the sale of live animals account for less than 5% of its total assets at the end of its most recent fiscal year and less than 5% of its net earnings and gross sales for its most recent fiscal year. The Company has no future plans that will significantly alter these percentages. As such, the relation of the Proposal to the Company's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Commission Release No. 34-19135 (avail. Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Company's business includes:

- the sale of various types of pet food and supplies;
- complete pet training, education, grooming, styling and adoption services;
- the operation of veterinary hospitals inside many of its stores; and
- the operation of pet boarding and day camp services.

The sale of small animals does not have a significant impact on any other segment of the Company's business and could not reasonably be expected to "subject the Company to significant contingent liabilities."

Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 & n.16 (D.D.C. 1985), in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable. *See also, J.P. Morgan & Co.* (avail. Feb. 5, 1999), in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs were settled and total restitution made, because the company's operations related to Switzerland were less than 5% and the proposal was not otherwise significantly related to the company's business. In addition, in *Hewlett-Packard Co.*



(*Reik*) (avail. Jan 7, 2003) the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's violation of numerous United Nation Resolutions and human rights violations.

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of the nation's public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) which have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see Avon Products*, Inc. (avail. March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (avail. July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo* (avail. Mar. 9, 1990). Nonetheless, the Company respectfully submits that Proposal should still be excluded under the *Wal-Mart I, Kmart* and *Warnaco* line of no action letters. Please also see our discussion in Section II.A.

IV. The Proposal is Excludable Under Rule 14a-8(i)(3), Because it Contains Materially False or Misleading Statements.

Rule 14a-8(i)(3) of the Exchange Act provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from proxy materials when such proposals and supporting statements contained false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (avail. Nov. 28, 2003); *Monsanto Co.* (avail. Nov. 26, 2003); *Sysco Corp.* (avail. Aug. 12, 2003); *Siebel Sys., Inc.* (avail Apr. 15, 2003). Specifically, the Staff stated in Staff Legal Bulletin No. 14B that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading . . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB No. 14B***").

Proponent's Resolution

"Resolved, that shareholders request the Board of Directors require that its suppliers certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents."

As explained more fully above, Rule 14a-8(i)(3) permits exclusion of a stockholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the



company in implementing the proposal (if adopted), would be able to determine with any reasonable certain exactly what actions or measures the proposal requires." See *SLB No. 14B.*

The Staff has regularly permitted exclusion of a proposal where the actions taken by a company to implement the proposal could differ significantly from the actions envisioned by the stockholders voting on the proposal. *See, e.g., Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal because terms used in the proposal would be subject to differing interpretations). In this case, the Proposal requests the Board of Directors to require that its suppliers "certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalent." The Proposal does not indicate the frequency of such certifications or when it would be appropriate to renew such certifications. In addition, the Proposal is directed to "all its suppliers", not just "live animal suppliers", although the footnotes to the Proposal, and the supporting statement would appear to indicate that the Proposal is directed toward only "live animal suppliers". Therefore, is the Proposal asking that all suppliers (currently in excess of 500 suppliers) not just live animal suppliers provide such certifications? If so, why does the supporting statement address only live animal suppliers? If the Proposal is directed solely to live animal suppliers then the Company already obtains confirmations regarding its Handbook, as discussed above, and documents its live animal suppliers' compliance with the USDA licensing regulations, which include compliance with federal laws, on a routine basis. In addition, once a violation has occurred and has been remediated, under the Proposal the supplier could never again certify compliance, even if the violation had been a minor infraction or had occurred years ago. The Company respectfully submits that the proposed certification will not provide any additional protection to the pets the Company purchases from its live animal suppliers.

Proponent's Supporting Statements

The Proponent has made the following statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

1. Proponent's Statement: "Local authorities seized nearly 27,000 animals after finding animals who were emaciated and starving, suffering from untreated wounds and life-threatening illnesses, and cannibalizing their cagemates. A court found that USGE had cruelly treated all the animals, and the company went out of business. Its owner is currently a fugitive, wanted by the federal government on charges of smuggling, conspiracy, and aiding and abetting."

The Company has numerous suppliers, each of which deal with various distributors on a daily basis. The Company respectfully advises the Staff that it does not have any direct dealings with U.S. Global Exotics and has not purchased any live animals from U.S. Global Exotics. However, a small number of Company's primary vendors have in the past had limited dealings with U.S. Global Exotics. As discussed above, the Company has developed and utilizes programs designed: (1) to ensure vendors raise and transport pets in a humane manner, (2) to ensure the proper care of the pets in its stores, and (3) to educate pet owners on appropriate methods to care for and nurture their pets to create a healthy happy home for their new "member of the family." By accusing the Company of condoning systemic animal abuse in



its supply chain, with such minimal, insufficient factual foundation, the Proponent's statement directly impugns the character, integrity and reputation of the Company. For the foregoing reasons, the above statement should be excluded.

As with the Proponent's 2010 stockholder proposal, the Proponent has focused the Proposal on the actions of U.S. Global Exotics, who is not a direct supplier to the Company. So even if the stockholders were to approve the Proposal, distributors such as U.S. Global Exotics, would not be subject to such certifications. By focusing the Proposal on the actions of U.S. Global Exotics, the Proponent seeks to misdirect and confuse stockholders into believing that the Company's direct suppliers routinely and grossly violate the law. Furthermore, noting that the owner is currently a fugitive wanted by the federal government is not relevant to the Proposal and is only included in the supporting statement to inflame stockholders.

2. Proponent's Statement: "One worker put live hamsters into a bag and then bashed the bag against a table in an attempt to kill them."

The statement directly impugns the character, integrity, reputation and moral standing of the Company by using such inflammatory language. The fact that one of the Company's suppliers engaged in the wrongful neglect of animals, while abhorrent, is not an action that additional certifications will end. Sun Pet Ltd. has publicly stated that this employee has been dismissed.

3. Proponent's Statement: "In more than three months of employment, PETA's investigator never saw anyone from PetSmart's corporate offices inspect the facility."

The statement directly impugns the character, integrity, reputation and moral standing of the Company. While the Company does not know the period of time that the "PETA investigator" was employed at Sun Pet Ltd., the Company advises the Staff that it conducted an audit of Sun Pet Ltd.'s facilities in Atlanta in April 2010. The Company also conducted additional visits to the Sun Pet Ltd facilities in May and August 2010 following audits by the USDA and the Georgia Department of Agriculture. The Company respectfully submits that the Company's inspections of its live animal suppliers' facilities significantly furthers the goal of the humane treatment of animals far more than merely obtaining a certification. As discussed above, as a responsible corporation, the Company has established a separate audit function to review the facilities of its live animal suppliers and not merely obtain an initial certification. This statement should be excluded as it misrepresents the Company's commitment to animal welfare and does not acknowledge the Company's efforts to review its live animal suppliers.



Summary

In summary, for all the above stated reasons, the statements should be excluded from the Proposal. As described above, the Proposal lacks specificity as to which suppliers that certifications would be required of and the frequency of such certifications. The Company could presumably obtain the certification only once when a supplier is selected or it could obtain such certifications annually, bi-annually or tri-annually. Any action taken by the Company could differ significantly from the actions envisioned by stockholders voting on the Proposal. Accordingly, the Company believes the Proposal is vague and indefinite, and materially false and misleading in violation of Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

Due to the numerous materially false and misleading statements contained in the Proposal, the Company believes attempting to correct and edit the Proposal would be fruitless, and therefore the Proposal should be completely excluded. The Company respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and the Staff should not allow the defects in the Proposal to be corrected by amendment.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request the Staff recommend the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by the Company if they cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act.



CONCLUSION

Based on the foregoing, we hereby respectfully request the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2011 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (650) 843-5059 or Nancy Wojtas at (650) 843-5819, if we can be of any further assistance in this matter.

Sincerely,

John T. McKenna

cc: Emily Dickinson, Esq. – *PetSmart, Inc.*
J. Dale Brunk, Esq. – *PetSmart, Inc.*



EXHIBIT A

2011 PetSmart Shareholder Resolution

RESOLVED, that shareholders request the Board of Directors require that its suppliers certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents.[1]

Supporting Statement

The Animal Welfare Act and the Lacey Act are the U.S. federal laws that provide minimal protections for animals transported and sold in the pet trade.[2] U.S. Global Exotics, Inc. (USGE) located in Arlington, Texas, sold animals to PetSmart suppliers. A PETA investigation of USGE exposed systematic neglect and mistreatment of animals. As a result, on December 15, 2009, USGE was served with a civil seizure warrant by Arlington Animal Services. Local authorities seized nearly 27,000 animals after finding animals who were emaciated and starving, suffering from untreated wounds and life-threatening illnesses, and cannibalizing their cagemates. A court found that USGE had cruelly treated all the animals, and the company went out of business. Its owner is currently a fugitive, wanted by the federal government on charges of smuggling, conspiracy, and aiding and abetting.

A PETA investigation of Sun Pet Ltd., an Atlanta-based dealer that supplies animals to PetSmart locations nationwide, documented widespread suffering of hundreds of birds, rabbits, guinea pigs, gerbils, mice, and rats. One worker put live hamsters into a bag and then bashed the bag against a table in an attempt to kill them. In more than three months of employment, PETA's investigator never saw anyone from PetSmart's corporate offices inspect the facility. In July 2010, the Georgia Department of Agriculture placed Sun Pet on probation for two years, based on PETA's evidence.

The U.S. Department of Agriculture (USDA) also inspected Sun Pet and found the same jagged, rusty surfaces on the facility's chinchilla cages that state inspectors had warned the facility about as well as severe crowding, inadequate lighting, accumulations of trash and rodent droppings, and rotting animal carcasses. The USDA also noted that in a repeat violation of federal law (which Sun Pet had been warned about previously), the company had been buying animals from unlicensed vendors and selling them to pet stores such as PetSmart.

PetSmart has an obligation to consider the welfare of the animals it purchases and sells. The least that our Company can do is ensure that its suppliers have not violated the laws designed to protect the animals they sell. Retaining a supply chain found by state and local law-enforcement officials to have violated animal protection laws is irresponsible and runs contrary to PetSmart's stated goals. We urge shareholders to vote in favor of this socially and ethically responsible proposal.

---

[1] State law equivalents would be those state laws governing based on where the supplier is located.

[2] Animal Welfare Act. 7 U.S.C. Sec. 2131 *et seq.* The Animal Welfare Act does not cover cold-blooded animals. The Lacey Act (16 U.S.C. Sec. 3371 *et seq.*) provides protections to wildlife and exotic animals such as those confiscated from USGE.

DEC 2 7 2010



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG



December 22, 2010

Emily D. Dickinson
Secretary
PetSmart, Inc.
19601 N. 27th Ave.
Phoenix, AZ 85027

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2011 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 109 shares of PetSmart, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2011 shareholders meeting.

Please contact the undersigned if you need any further information. If PetSmart, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 323-644-7382 ext. 24 or via e-mail at StephanieC@peta.org.

Sincerely,

Stephanie Corrigan

Stephanie Corrigan, Manager
PETA Corporate Affairs

Enclosures: 2011 Shareholder Resolution
Morgan Stanley Smith Barney letter

9812 Falls Road
Suite 123
Potomac, MD 20854

MorganStanley
SmithBarney

December 22, 2010

Emily D. Dickinson
Secretary
PetSmart, Inc.
19601 N. 27th Ave.
Phoenix, AZ 85027

Re: Shareholder Proposal for Inclusion in the 2011 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 109 shares of PetSmart, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of PetSmart, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,

Mindy J. Mash
Sr. Reg. Associate
Morgan Stanley Smith Barney

2011 PetSmart Shareholder Resolution

RESOLVED, that shareholders request the Board of Directors require that its suppliers certify that they have not violated the Animal Welfare Act, the Lacey Act, or any state law equivalents.[1]

Supporting Statement

The Animal Welfare Act and the Lacey Act are the U.S. federal laws that provide minimal protections for animals transported and sold in the pet trade.[2] U.S. Global Exotics, Inc. (USGE) located in Arlington, Texas, sold animals to PetSmart suppliers. A PETA investigation of USGE exposed systematic neglect and mistreatment of animals. As a result, on December 15, 2009, USGE was served with a civil seizure warrant by Arlington Animal Services. Local authorities seized nearly 27,000 animals after finding animals who were emaciated and starving, suffering from untreated wounds and life-threatening illnesses, and cannibalizing their cagemates. A court found that USGE had cruelly treated all the animals, and the company went out of business. Its owner is currently a fugitive, wanted by the federal government on charges of smuggling, conspiracy, and aiding and abetting.

A PETA investigation of Sun Pet Ltd., an Atlanta-based dealer that supplies animals to PetSmart locations nationwide, documented widespread suffering of hundreds of birds, rabbits, guinea pigs, gerbils, mice, and rats. One worker put live hamsters into a bag and then bashed the bag against a table in an attempt to kill them. In more than three months of employment, PETA's investigator never saw anyone from PetSmart's corporate offices inspect the facility. In July 2010, the Georgia Department of Agriculture placed Sun Pet on probation for two years, based on PETA's evidence.

The U.S. Department of Agriculture (USDA) also inspected Sun Pet and found the same jagged, rusty surfaces on the facility's chinchilla cages that state inspectors had warned the facility about as well as severe crowding, inadequate lighting, accumulations of trash and rodent droppings, and rotting animal carcasses. The USDA also noted that in a repeat violation of federal law (which Sun Pet had been warned about previously), the company had been buying animals from unlicensed vendors and selling them to pet stores such as PetSmart.

PetSmart has an obligation to consider the welfare of the animals it purchases and sells. The least that our Company can do is ensure that its suppliers have not violated the laws designed to protect the animals they sell. Retaining a supply chain found by state and local law-enforcement officials to have violated animal protection laws is irresponsible and runs contrary to PetSmart's stated goals. We urge shareholders to vote in favor of this socially and ethically responsible proposal.

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[1] State law equivalents would be those state laws governing based on wherethe supplier is located.
[2] Animal Welfare Act, 7 U.S.C. Sec. 2131 *et seq*. The Animal Welfare Act does not cover cold-blooded animals. The Lacey Act (16 U.S.C. Sec. 3371 *et seq.*) provides protections to wildlife and exotic animals such as those confiscated from USGE.